Pricing Supplement No. 2  Dated November 12, 2002                 Rule 424(b)(2)
                                                              File No. 333-67748
(To Prospectus dated August 27, 2001 and
Prospectus Supplement dated October 1, 2001) relating to First Mortgage Bonds,
Secured Medium-Term Notes, Series D

                                  $100,000,000
                               IDAHO POWER COMPANY
                       6.00% First Mortgage Bonds due 2032

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Title of Securities:              6.00% First Mortgage Bonds due 2032 (the
                                  "2032 Notes")

Principal Amount:                 $100,000,000

Price to Public:                  99.456% payable in immediately available funds

Purchasers' Discount:             0.750%

Proceeds to Us after Discount:    98.706%

Interest Rate:                    6.00%

Original Issue Date:              November 15, 2002

Original Interest Accrual Date:   November 15, 2002

Interest Payment Dates:           April 15 and October 15

Record Dates:                     March 31 and September 30

Maturity Date:                    November 15, 2032

Redemption:                       See "Optional Redemption" below

Form:                             Book-Entry
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                         Banc One Capital Markets, Inc.
                         U.S. Bancorp Piper Jaffray Inc.
                         Banc of America Securities LLC
                            McDonald Investments Inc.
                            Wachovia Securities, Inc.




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Optional Redemption:

We may, at our option, redeem the 2032 Notes, in whole or in part, at any time, at a redemption price equal to the greater of:

o    100% of the principal amount of the 2032 Notes to be redeemed and

o as determined by an Independent Investment Banker, the sum of the present values of the remaining scheduled payments of principal on the 2032 Notes to be redeemed and interest thereon (not including any portion of payments of interest accrued as of the date fixed for redemption), discounted to the date fixed for redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below), plus 20 basis points plus in either case interest accrued and unpaid on the principal amount of the 2032 Notes to be redeemed to the date fixed for redemption. We will mail notice of any redemption at least 30 days before the date fixed for redemption to each holder of the 2032 Notes to be redeemed.

"Treasury Rate" means, with respect to any date fixed for redemption, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such date.

"Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the 2032 Notes to be redeemed that would be used, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the 2032 Notes to be redeemed.

"Comparable Treasury Price" means, with respect to any date fixed for redemption,

(1) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or

(2) if such release (or any successor release) is not published or does not contain such prices on such business day, (a) the average of the Reference Treasury Dealer Quotations for such date, after excluding the highest and lowest such Reference Treasury Dealer Quotations for such date, or (b) if the trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all the quotations received.

"Independent Investment Banker" means any one of the Reference Treasury Dealers that we may appoint.

"Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any date fixed for redemption, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal


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amount) quoted in writing to the trustee by such Reference Treasury Dealer at
5:00 p.m. New York City time on the third business day preceding the date fixed for redemption.

"Reference Treasury Dealer" means (1) Banc One Capital Markets, Inc., U.S. Bancorp Piper Jaffray Inc., Banc of America Securities LLC and their respective successors, unless any of them ceases to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), in which case we will substitute another Primary Treasury Dealer and (2) any other Primary Treasury Dealer that we may select.

Terms Agreement:

We have entered into a terms agreement with the purchasers of the 2032 Notes with respect to the 2032 Notes and with respect to $100,000,000 of 4.75% First Mortgage Bonds due 2012 (the "2012 Notes") being offered concurrently under a separate pricing supplement. The purchasers are committed to take and pay for all of the 2032 Notes if any are purchased. Subject to certain conditions, each purchaser has severally agreed to purchase the principal amount of the 2032 Notes indicated in the table below:

          Name                                           Principal Amount
          ----                                           ----------------
          Banc One Capital Markets, Inc.                      $47,500,000
          U.S. Bancorp Piper Jaffray Inc.                      20,000,000
          Banc of America Securities LLC                       12,500,000
          Wachovia Securities, Inc.                            10,000,000
          McDonald Investments Inc.                            10,000,000
                                                               ----------
            Total                                            $100,000,000
            -----                                            ============

The 2032 Notes sold by the purchasers to the public will initially be offered at the initial price to the public set forth on the cover of this pricing supplement. Any 2032 Notes sold by the purchasers to securities dealers may be sold at a discount from the initial price to the public of up to 0.450% of the principal amount of the 2032 Notes. Any such securities dealers may resell any 2032 Notes purchased from the purchasers to certain other brokers or dealers at a discount from the initial price to the public of up to 0.250% of the principal amount of the 2032 Notes.

Interest Payment Date:

We will make interest payments on the notes on April 15 and October 15 of each year, commencing April 15, 2003, and at maturity. The record date for the April 15 payment of interest will be March 31 and the record date for the October 15 payment of interest will be September 30.

Use of Proceeds:

We will use the net proceeds from the sale of the 2012 Notes and the 2032 Notes to repay a portion of our outstanding short-term debt.


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